UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Capnia, Inc.

(Name of Issuer)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

14066L105

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 14066L105

1.	Name of Reporting Person. Ernest Mario
2.	Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☐ (b)
3.	SEC Use Only
4.	Citizenship or Place of Organization United States
Number of Shares Beneficially by Owned by Each Reporting Person With:	5.	Sole Voting Power 1,020,494 (1)
	6.	Shared Voting Power 20,832 (2)
	7.	Sole Dispositive Power 1,020,494 (1)
	8.	Shared Dispositive Power 20,832 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,041,326 (3)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 15.14% (4)
12.	Type of Reporting Person (See Instructions) IN

(1)	Includes (i) 400,876 shares of Common Stock held by the Reporting Person; (ii) 524,066 shares of Common Stock issuable within sixty (60) days of December 31, 2014 upon the exercise of outstanding warrants; and (iii) 95,552 shares of Common Stock issuable within sixty (60) days of December 31, 2014 upon the exercise of outstanding options.
(2)	Includes (i) 10,416 shares of Common Stock held by Ernest Mario 2008 Annuity Trust III for which the Reporting Person serves as a trustee; and (ii) 10,416 shares of Common Stock held by Mildred Mario 2008 Annuity Trust III for which the Reporting Person serves as a trustee.
(3)	Includes (i) 400,876 shares of Common Stock held by the Reporting Person; (ii) 524,066 shares of Common Stock issuable within sixty (60) days of December 31, 2014 upon the exercise of outstanding warrants; (iii) 95,552 shares of Common Stock issuable within sixty (60) days of December 31, 2014 upon the exercise of outstanding options; (iv) 10,416 shares of Common Stock held by Ernest Mario 2008 Annuity Trust III for which the Reporting Person serves as a trustee; and (v) 10,416 shares of Common Stock held by Mildred Mario 2008 Annuity Trust III for which the Reporting Person serves as a trustee.
(4)	Based on 6,769,106 shares of the Issuer’s Common Stock outstanding as of December 31, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, filed with the Securities and Exchange Commission on December 18, 2014.

Item 1.

(a)	Name of Issuer:

Capnia, Inc.

(b)	Address of Issuer’s Principal Executive Offices:

3 Twin Dolphin Drive

Redwood City, CA 94065

Item 2.

(a)	Name of Person Filing:

Ernest Mario

(b)	Address of Principal Business Office or, if none, Residence:

c/o Capnia, Inc.

3 Twin Dolphin Drive

Redwood City, CA 94065

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Common Stock, $0.001 par value per share

(e)	CUSIP Number: 14066L105

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: (i) 400,876 shares of Common Stock held by the Reporting Person; (ii) 524,066 shares of Common Stock issuable within sixty (60) days of December 31, 2014 upon the exercise of outstanding warrants; (iii) 95,552 shares of Common Stock issuable within sixty (60) days of December 31, 2014 upon the exercise of outstanding options; (iv) 10,416 shares of Common Stock held by Ernest Mario 2008 Annuity Trust III for which the Reporting Person serves as a trustee; and (v) 10,416 shares of Common Stock held by Mildred Mario 2008 Annuity Trust III for which the Reporting Person serves as a trustee.

(b)	Percent of class: 15.14% (1)

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote	1,020,494

(ii) Shared power to vote or to direct the vote	20,832

(iii) Sole power to dispose or to direct the disposition of	1,020,494

(iv) Shared power to dispose or to direct the disposition of	20,832

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

(1)	Based on 6,769,106 shares of the Issuer’s Common Stock outstanding as of December 31, 2014, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2014, filed with the Securities and Exchange Commission on December 18, 2014.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2015
Date

/s/ Ernest Mario
Ernest Mario